Exhibit 99.1

MINISO Group Announces Inclusion of Its Shares in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect Programs

GUANGZHOU, China, March 13, 2023 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEx: 9896) (“MINISO,” “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced that its ordinary shares have been included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs (the “Stock Connects”), effective on March 13, 2023, pursuant to the announcements made by the Shanghai Stock Exchange and the Shenzhen Stock Exchange, respectively.

The Company has also been selected and included as a constituent stock of the following indexes by Hang Seng Indexes Company Limited, with effect from March 13, 2023:

1.	Hang Seng Composite Index;
2.	Hang Seng Composite MidCap Index;
3.	Hang Seng Composite LargeCap & MidCap Index;
4.	Hang Seng Composite MidCap & SmallCap Index;
5.	Hang Seng Composite Industry Index - Consumer Discretionary; and
6.	Hang Seng Stock Connect Greater Bay Area Composite Index.

The Company is of the view that the inclusion of the Company’s shares in the trading mechanism of the Stock Connects reflects the market’s recognition of the Company’s business performance and growth prospects. It is expected that such inclusion will help to expand the Company’s shareholder base, improve the trading liquidity of the shares of the Company, and allow the Company to share its growth trajectory and further success with users, partners and investors in mainland China via the financial market.

The Company would like to thank the shareholders and investors of the Company for their continued support. The Company will continue to strive to develop its business and create value for its shareholders.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO's wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand "MINISO" as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO's mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO's products; expectations regarding MINISO's relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO's business and the industry. Further information regarding these and other risks is included in MINISO's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739